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November 14, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Brigitte Lippmann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:          Dayton Superior Corporation
                Registration Statement on Form S-1
                Filed October 3, 2006
                File No. 333-137785

Dear Ms. Lippmann:

On behalf of our client, Dayton Superior Corporation, an Ohio corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement, in response to the comment letter to Mr. Edward Puisis, the Company’s Chief Financial Officer, dated October 30, 2006 from the staff of the Commission (the “Staff”). In addition, the amendment updates certain of the disclosures contained in the Registration Statement, as amended.

Where applicable, we have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.                                       Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered.  This information must be included on the prospectus cover page, as well as in the body of the prospectus.  See instruction 1(A) to Item 501(b)(3) of Regulation S-K.  We will need adequate time to review this information once it is provided.

Response:  The Company has revised the Registration Statement and has included the non-Rule 430A information to the extent practicable.  As of the date of this submission, the Company is still in the process of determining the number of shares to be offered and an appropriate price range and, as a result, is not yet able to include this information (and information derivable therefrom) in Amendment No. 1 to the Registration Statement. The Company, however, is in active discussions with the managing  underwriter regarding this information and currently expects to offer 10.7 million (after giving effect to a proposed 4-for-1 stock split) shares at a range of $13.00  to $15.00  per share.  Once these discussions have been finalized, the Company will include this information in a subsequent pre-effective amendment to the Registration Statement prior to the circulation of a preliminary prospectus to investors.

2.                                       All exhibits are subject to our review.  Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible.  Please note that we may have comments on the legal opinion and other exhibits once they are filed.  Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response: The Company duly notes the Staff’s comment and confirms that all exhibits will be filed as soon as practicable prior to the effectiveness of the Registration Statement. The Company notes that a form of the legal opinion to be issued by the Company’s counsel has been attached as Appendix A to this letter.  Such opinion has been drafted to give effect to the Company’s anticipated reincorporation under the laws of the State of Delaware as disclosed on page 5 of the Registration Statement.

3.                                       Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

Response: The Company confirms that prior to the effectiveness of the Registration Statement it will provide written or telephonic evidence from the NASD that it has no objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

4.                                       Please update all information in the prospectus to the most recent practicable date.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to the Registration Statement accordingly.

5.                                       To the extent applicable, please confirm that you will address the following comments as they relate to your Form 10-K for the year ended December 31, 2005 or your Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 in future filings.

Response: In response to the Staff’s comment, the Company hereby confirms that the applicable comments received in connection with the Registration Statement will be addressed in the future filings with the Commission.

6.                                       We note your references to independent third party appraisals in MD&A, Note 2 and Note 5.  Please expand your disclosure to identify the independent third party appraisers and provide their consent in accordance with Rule 436(a) of Regulation C or delete these references.

Response: In response to the Staff’s comment, the Company has removed the referenced disclosure in the Registration Statement.

Pro Forma Financial Information

7.                                       In accordance with Rule 11-01(a)(8) of Regulation S-X, revise your disclosures to provide pro forma financial statements in the form and content required by Rule 11-02 of Regulation S-X to address the following:

•                          the fact that you will use the proceeds of the offering to repay a portion the borrowings under your revolving credit agreement and to purchase a portion of your outstanding 13% senior notes due 2009.

•                          the increase in the redemption value of your Class A common shares subject to put option as a result of the offering.

•                          the fact that you will recognize $700,000 of compensation expense because the 464,157 restricted Class A common shares you issued on June 30, 2006 will vest upon the consummation of this offering.

Response:  In response to the Staff’s comment, the Company has added the requested unaudited pro forma consolidated financial data to Amendment No. 1 to address the first two bullet points listed above.

The Company respectfully submits that, with respect to the third bullet point regarding the recognition of $700,000 of compensation expense, such expense is not recognized at the effective date of the IPO. Rather, it converts to a service award that vests over time (specifically, 25% each December 31 following the effectiveness of the IPO). Accordingly, the $700,000 of compensation expense will be recognized over the vesting period in accordance with SFAS 123R. Accordingly, please see Appendix D to this letter which addresses the valuation of these equity awards.

Inside Front Cover Page

8.                                       Please provide a copy of any inside cover graphics.

Response:  In response to the Staff’s comment, the Company has provided a copy of the inside cover graphics attached as Appendix B to this letter.

Table of Contents, page i

9.                                       We note your disclosure that investors should rely only on the information contained in this prospectus.  If you intend to use any free writing prospectuses, you should consider removing this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, that information.

Response:  In response to the Staff’s comment, the Company has revised the referenced disclosure on page i of the Registration Statement.

Cautionary Note Concerning Forward-Looking Statements, page ii

10.                                 Please move this section after the Risk Factors section.

Response: In response to the Staff’s comment, the Company has re-ordered the Registration Statement accordingly.

11.                                 Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering.  Please delete the reference in the first sentence accordingly.

Response:  In response to the Staff’s comment, the Company has removed the reference to the safe harbor for forward-looking statements.

Prospectus Summary, page 1

Our Company, page 1

12.                                 Disclosure on pages 1-4 of the summary repeats information contained on pages 39-42 of the Business section of the prospectus.  Please shorten the prospectus summary.  See instruction to Item 503(a) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised and condensed the “Prospectus Summary” section of the Registration Statement.

13.                                 Please revise to include a balanced description of your business.  For example, you discuss your net sales, but do not disclose your losses for the same periods.  In addition, please include a section highlighting your weaknesses and the risks to investors.

Response:  In response to the Staff’s comment, the Company has revised the referenced disclosure in the Registration Statement to include a discussion of net losses and a discussion of the risks faced by the Company and investors in the Company’s common stock. Please see pages 2 and 4 of the Registration Statement.

14.                                 Disclose the basis for all of your assertions about your competitive position within your industry.  If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this.  Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.  Otherwise, please confirm that these sources are widely available to the public.  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.  This comment is also applicable to any unsupported claims in the Business section of the filing.  We may have additional comments after we review your response.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company’s assertions regarding competitive position are derived from management’s estimates based on publicly available information and internal company research. The underlying basis for management’s estimates and assertions is attached as Appendix C to this letter.

The Offering, page 6

15.                                 Please quantify the amount of debt that will remain after applying the net proceeds of the offering in this section and under Use of Proceeds.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on page 5 of the Registration Statement to include a discussion of the amount of outstanding indebtedness following the offering.

Our Sponsor, page 5

16.                                 Please remove the second paragraph in this section.

Response:  In response to the Staff’s comment, the Company has removed the referenced disclosure.

Summary Consolidated Financial Data, page 7

17.                                 You indicate in footnote (3) on page 8 that you use EBITDA to regularly evaluate your performance.  We have the following comments:

•                          Discuss the material limitations associated with use of this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

•                          Discuss the manner in which you compensate for the limitations when using this non-GAAP financial measure.

•                          If you use EBITDA only as a performance measure, please do not make references to the fact that EBITDA, is not, among other things, an alternative to cash flow from operating activities as a measure of operating liquidity or a measure of free cash flow for management’s discretionary use.  In this regard, these references imply that EBITDA is also used as a liquidity measure and the use of EBITDA as a liquidity measure requires additional detailed disclosures.

Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:  In response to the Staff’s comment, the Company has included a discussion of the material limitations associated with the use of EBITDA as a performance measure and has included the manner in which the Company compensates for these limitations.  In addition, the Company has revised the disclosure and removed references to EBITDA as a liquidity measure.

Risk Factors, page 9

18.                                 Please add a separate risk factor regarding your substantial negative net worth and the effects on the company’s ability to obtain credit.  Disclose your negative net worth on a pro forma basis after giving effect to this offering and the use of proceeds.

Response:  In response to the Staff’s comment, the Company has included a risk factor on page 10 of the Registration Statement discussing the Company’s negative net worth and its effect on the Company’s ability to obtain credit.

19.                                 Please add a separate risk factor identifying your material weaknesses in internal controls.  Disclose in the heading to this risk factor that your disclosure controls and procedures are not effective and that, as a result, you have restated your financial statements.

Response:  In response to the Staff’s comment, the Company has included an additional risk factor on page 16 of the Registration Statement relating to its material weaknesses in internal controls.

20.                                 We note that you recorded a $64 million goodwill impairment charge in 2005 and that you currently have $44 million in goodwill on your balance sheet.  We also note your restructuring charges.  Please add a risk factor if you expect goodwill to be materially impaired or expect to incur any material restructuring charges over the next 12 months.

Response:  In response to the Staff’s comment, the Company advises the Staff that it anticipates that it will incur facility closing expenses aggregating approximately $2.0 million to $4.0 million in 2007 and 2008.  The Company is unable to renew the lease for its manufacturing facility in Des Plaines, Illinois and these expenses will be incurred in connection with the relocation of that facility to Elk Grove, Illinois.  The Company has revised its disclosure in the MD&A section on page 29 of the Registration Statement and has added an additional Risk Factor on page 10 of the Registration Statement to this effect.  Other than as described above, the Company advises the Staff that it does not currently anticipate incurring any material restructuring charges. In addition, the Company advises the Staff that it does not expect goodwill to be materially impaired over the next twelve months.

21.                                 Please include in an appropriate risk factor, the specific information regarding your industry that you describe in your MD&A section on page 24.

Response:  In response to the Staff’s comment, the Company has revised the risk factor titled “The non-residential construction industry is cyclical, and we may experience prolonged depressed market conditions for our products and services” on page 8 of the Registration Statement to include the information in the MD&A section requested by the Staff above.

Our substantial level of indebtedness ... , page 9

22.                                 Quantify the maximum amount of additional debt you can incur under your debt instruments.

Response:  In response to the Staff’s comment, the Company respectfully refers the Staff to the disclosure on page 8 of the Registration Statement regarding the Company’s additional debt incurrence capacity.

23.                                 Please quantify your annual debt service costs.

Response:  In response to the Staff’s comment, the Company has quantified its annual debt service costs on pages 8 and 9 of the Registration Statement.

Market and Industry Information, page 18

24.                                 Please revise the last paragraph of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response:  In response to the Staff’s comment, the Company has revised the last paragraph of the above referenced section of the Registration Statement to eliminate the implication that the Company is not responsible for the accuracy of the information the Company elects to include in its prospectus.

Use of Proceeds, page 19

25.                                 Please tell us whether any of the debt to be repaid with the proceeds of the offering is held by persons affiliated with the company.

Response:  In response to the Staff’s comment, the Company advises the Staff that it does not intend to repay any indebtedness held by an affiliate of the Company with the net proceeds of the offering.

Dilution, page 21

26.                                 Revise the dilution table to include the shares underlying options that officers, directors and affiliates have the right to acquire.  See Item 506 of Regulation S-K.

Response:  In response to the Staff’s comment and in accordance with Item 506 of Regulation S-K, the Company has included language on page 21 of the Registration Statement to clarify that the dilution table includes shares underlying options that officers, directors and affiliates have the right to acquire.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 24

27.                                 We note your disclosure in footnote (7) in the June 30, 2006 financial statements.  Please include the following regarding your facility closing and severance expenses:

•                          A reasonably detailed discussion of events and decisions that gave rise to your restructuring plans;

•                          A discussion of the nature and amount of each material component of the total restructuring charges; and

•                          A discussion of the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans, including quantification of these effects and when they were or are expected to be realized.

Response:  In response to the Staff’s comment, the Company has included the requested disclosure in the MD&A section on page 28 of the Registration Statement.

Results of Operations, page 26

28.                                 We note your discussion of sales and gross profit.  You discuss the reasons for the changes in your sales and gross profit but do not quantify them.  For example, you state that the increase in product sales in the first six months of 2006 was due to “higher unit volume from milder weather and improving non-residential construction markets” and rental revenue during 2005 was due to “volume associated with a stronger rental market as well as additional investment in the rental fleet in geographic areas with higher demand” and that the decrease in product gross profit during 2005 was due to “material cost inflation throughout 2004 that had a carryover impact to 2005, increases in freight rates related to oil prices and an unfavorable mix of product sales.” Please quantify the impact of these individual changes so that readers can better understand the effects that each underlying factor has on sales or income from continuing operations.  Refer to Item 303(a)(3)(i)-(iv) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has modified the disclosure on page 30 and page 31 of the Registration Statement to quantify the impact of the individual charges.

29.                                 We note that your consolidated gross profit percentage has steadily decreased over the past five years.  Please expand your disclosures to specifically address this negative trend.  Disclose whether this trend is expected to continue and the specific competitive and business factors that constrain management’s ability to reverse this trend.  Relevant factors could also include the remaining duration of any material long term pricing agreements and the strategies being used to manage your exposure to rising prices.

Response:  In response to the Staff’s comment, the Company advises the Staff that gross profit percentage increased to 28.2% for the first six months of 2006 from 24.5% for the first six months of 2005 and 28.8% for the first nine months of 2006 from 24.5% for the first nine months of 2005.  Accordingly, the Company respectfully submits that additional disclosure regarding the decline in gross profit percentage from 2001 to 2005 would not be meaningful for investors.

Liquidity and Capital Resources, page 30

30.                                 Please disclose whether you are in compliance with the financial ratios in your debt instruments.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company’s debt instruments do not contain financial covenants.  The Company has included disclosure to this effect on page 36 of the Registration Statement.

Critical Accounting Policies, page 34

31.                                 Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements.  The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management.  You state that you base your estimates on historical experience and on various other assumptions you believe are reasonable under the circumstances.  However, we note your discussion does not convey to an investor what the material assumptions are to arrive at these estimates.  Furthermore, your discussion does not address the impact to the consolidated financial statements if actual results differ from your estimates.  Please ensure that all of your critical estimates identified include this type of discussion in future filings.  Consider commenting on your historical experience between estimates made and actual results.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the MD&A section beginning on page 38 of the Registration Statement to include a discussion of the material assumptions made in arriving at critical estimates, and to address the potential impact on the Company’s financial statements of actual results differing from those assumptions.

Pension Liabilities, page 36

32.                                 You state that certain actuarial assumptions, such as the discount rate and expected long-term rate of return, have a significant effect on the amounts reported for net periodic pension cost and the related benefit obligations.  Disclose what those significant effects are.  In this regard, disclose the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, and rate of compensation increase.  In addition, we note that your expected return on plan assets is 8%.  Expand your disclosures to help readers understand why you believe 8% is a reasonable rate of return reasonable in light of your plan asset allocation of 52% equity securities and 30% debt securities.

Response:  In response to the Staff’s comment, the Company has revised pages 40 and 41 and page F-20 of the Registration Statement to disclose the impact of a plus or minus 1% change in the discount rate and expected rate of return on plan assets and to expand on the assumptions associated with an 8% expected rate of return on assets.  The Company respectfully submits that the rate of compensation increase assumption does not apply as the benefits are not tied to the participants’ compensation.

33.                                 Controls and Procedures, page 36

You indicate in the third material weakness you identified that as a result of the fact that your controls over the identification and recording of fixed asset disposals did not operate effectively, the Company failed to identify that it had not appropriately recorded all disposals of property and equipment in accordance with Concept 5.  Disclose in greater detail the nature of this material weakness and quantify how your financial statements were impacted for all periods presented.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Registration Statement.  The Company advises the Staff that in November 2005, a resignation in the accounting department resulted in a transfer of the responsibility for maintaining the Company’s fixed asset register. During the transition process, the Company became aware of several unrecorded fixed asset disposals.  In particular, some of the Company’s facility managers indicated that certain asset disposals had already been communicated. It became apparent that paperwork requesting and authorizing disposals from the fixed asset register had been misplaced.

As a result, the Company estimated that a $2.0 million loss on unrecorded disposals existed.  The Company recorded the estimated $2.0 million loss in the fourth quarter of 2005 because it determined that the impact on prior quarters was immaterial.

Business, page 39

34.                                 Please describe the practices of the company and the industry relating to working capital items (e.g., inventory and rebates).  See Item 101(c)(1)(vi) of Regulation S-K.  In addition, please describe any risks related to inventory obsolescence.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company does not believe it has any unusual or significant risks regarding its working capital items other than the effects of seasonality discussed on page 53 of the Registration Statement.

Certain Relationships and Related Transactions, page 58

35.                                 We note that you reimbursed Odyssey for travel, lodging and meals.  Please describe any agreement with Odyssey for such reimbursements or any other transactions as set forth in Item 404 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company currently employs a policy of reimbursing non-employee directors in connection with their attendance at board meetings and their service as directors.  Other than in connection with this policy, Odyssey is not party to any agreement with the Company regarding reimbursements for such expenses or any other transaction that would be required to be disclosed under Item 404 of Regulation S-K .

Employment, page 58

36.                                 Please file the loan agreements with Messrs. Ciccarelli, Bartholomae and Kaler as exhibits.  Also clarify whether these loans will be forgiven or repaid prior to the date the registration statement becomes effective.  See Section 13(k) of the Exchange Act.

Response:  In response to the Staff’s comment, the Company has filed the referenced loan agreements with Amendment No. 1.  The Company respectfully submits that each of the loans made by the Company to Messrs. Ciccarelli, Bartholomae and Kaler was made prior to the date of enactment of Section 13(k) of the Exchange Act and no material modification to any term of any loan or any renewal of any loan has occurred on or after the date of enactment of Section 13(k) of the Exchange Act.  Accordingly, each of the loans is “grandfathered” and not subject to Section 13(k) of the Exchange Act.  These loans will not be forgiven or repaid prior to the effective date of the Registration Statement.

The Company does not believe that the partial forgiveness of the loans constitutes a material modification of any term of any of the loans.  Forgiveness constitutes a discharge of part of the loan obligation and not a modification.  In addition, forgiveness is the equivalent of the Company’s granting a bonus to repay the loan.  None of the terms of the loans prohibit partial prepayment.  Please see Q&A 16 of the 25 Law Firm White Paper dated October 15, 2002 and entitled Sarbanes-Oxley Act: Interpretive Issues Under Section 402 — Prohibition on Insider Loans (which, in the absence of any interpretive guidance by the Commission under Section 13(k) of the Exchange Act, we have consulted with respect to whether or not the partial forgiveness of the loans is permissible under Section 13(k) of the Exchange Act).

Management Stockholders’ Agreement, page 58

37.                                 Please describe the material terms of the Management Stockholders’ Agreement in greater detail, including the terms of the put and call options.

Response:  In response to the Staff’s comment, the Company has revised page 63 and page 64 of the Registration Statement.

Principal Shareholders, page 59

38.                                 Please identify the natural person or persons who have voting or investment control over the securities that Odyssey beneficially owns.  See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Response:  In response to the Staff’s comment, the Company has revised the footnote disclosure to the table of the Company’s principal shareholders on page 66 of the Registration Statement.

Underwriting, page 72

39.                                 Please tell us how and when the underwriter may decide to change the offering price after the offering.

Response:  In response to the Staff’s comment, the Company advises the Staff that the managing underwriter has advised the Company that the underwriters may change the offering price at any time immediately after the offering until the underwriters sell all of the shares they have purchased from the Company. The assessment as to whether to make any such change would be based upon the underwriters assessment of supplies of and demand for shares in the market and other factors the underwriters deem relevant.

Legal Matters, page 74

40.                                 Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000.  See Instruction to Item 509 of Regulation S-K.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company’s counsel (or certain of its affiliates, as noted in the Registration Statement) beneficially owns less than 1% of the shares of the Company’s common stock.  These shares were acquired substantially contemporaneously with Odyssey’s acquisition of a controlling interest in the Company.  Since such counsel’s initial investment, no additional investments nor any divestitures have been made, nor are any contemplated (including in connection with the planned initial public offering). At this time the Company is unable to determine the fair market value of the shares of common stock owned by the Company’s counsel, as the initial public offering price is still being discussed with the underwriter.

Financial Statements

Consolidated Financial Statements for the year ended December 31, 2005

Note (3) Summary of Significant Accounting Policies — Goodwill and Intangibles, page F-10

41.                                 Your disclosures herein and elsewhere throughout your filing do not appear to adequately explain your fourth quarter goodwill impairment charge.  Given the significance of this charge, substantive, informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the impairment charge.  In this regard, we note the requirements of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification.  At a minimum, please expand your disclosures throughout your filing to clarify/address the following:

•                          Tell us supplementally and revise your disclosures to clarify why your annual impairment test which you performed at the end of the third quarter of 2005 did not result in a goodwill impairment charge.  This discussion should be made in light of the facts and circumstances that led you to update your annual assessment of goodwill recoverability in the fourth quarter of 2005.  That is, you disclose that it was necessary to update your annual assessment of goodwill recoverability because the Company’s financial performance had been declining over several years and the Company had been unable to consistently sustain positive cash flow.  However, these factors do not seem to be specific to your fourth quarter results.  Address the need to revise your Quarterly Financial Information presented in Note 14 to reflect the $64 million impairment charge in the third quarter of 2005.

•                          Disclose the estimated fair value versus the carrying value for the Product Sales and Rental segments as of September 30, 2005 and indicate whether such estimated fair value had been declining over the recent years.

•                          Your critical accounting estimates section should disclose: how you estimated fair value; significant assumptions related to your estimates, uncertainties associated with your assumptions, and risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a 1% change in these assumptions.

•                          Identify the significant, critical accounting assumptions that differed between the annual impairment test you performed at the end of the third quarter and the updated assessment you performed during the fourth quarter that resulted in an impairment charge of $64 million.  Disclose the bases for the changes in these assumptions.

•                          Quantify the material growth rate, discount rate, and historical and forecast cash flow measures that supported the Product Sales and Rental Revenue and Sales of Used Rental Equipment (Rental) segments goodwill impairment tests completed at the end of the third and fourth quarters.

Response:  In response to the Staff’s comment, the Company has revised page 39 and page F-10 of the Registration Statement to clarify that there was only one impairment test performed.  The Company advises the Staff that, as noted on page 39 of the Registration Statement under “Critical Accounting Policies,” the Company performs an annual impairment analysis in the fourth quarter of each year using third quarter data.  The results of this analysis, if required, are recorded in the fourth quarter of the fiscal year. Therefore, there was a single evaluation performed with the assistance of an appraiser.  As required under SFAS 142, paragraph 26, “Goodwill of a reporting unit shall be tested for impairment on an annual basis and between annual tests in certain circumstances (refer to paragraph 28).  The annual goodwill impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year.  Different reporting units may be tested for impairment at different times.”

As of October 1, 2004, the excess of fair value over the carrying value of goodwill was $46 million for the Product Sales segment and $19 million for the Rental segment, for a total of $65 million.  As of September 26, 2003, the Company used different segments. Accordingly, the excess of the fair value over the carrying value for the Product Sales and Rental segments as of that date is not available. However, the total fair value over the carrying value of the segments that existed at that time was $41 million.  Therefore, the Company had not been experiencing declines in the excess of fair value of its goodwill over recent years.

Indications of value are derived from relative valuation metrics observed for (i) comparable publicly traded companies and (ii) acquisitions of comparable businesses.  A discounted cash flow (DCF) analysis is most appropriate for companies that exhibit relatively steady or somewhat predictable cash flows.  The cyclical and seasonal nature of the Company’s business makes it extremely difficult to forecast cash flows over an extended period of time with any reasonable level of confidence (particularly with respect to the Company’s rental and used rental businesses).  In the past, the Company performed a DCF analysis and such attempts to forecast cash flows for the Company have proved to be unreasonably inaccurate.  Therefore, the Company believes that a DCF analysis is unreliable under the circumstances.  Further, due to the nature of the Company’s business, the Company does not typically prepare long-term forecasts or provide guidance beyond one year.

The Company’s valuation is not purely the result of a mathematical process as it necessarily involves numerous complex, qualitative considerations and judgments with respect to the relative investment characteristics of the Company, among other factors.  Therefore, it is not practical to disclose a sensitivity analysis depicting the effect of a 1% change in assumptions.

42.                                 It is not clear from your disclosure whether your intangible assets subject to amortization (e.g., non-compete agreements, license agreements and intellectual property) were also reviewed for impairment during the fourth quarter in accordance with paragraph 8 of Statement 144.  Please revise your disclosures to clarify.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company conducts an annual evaluation of its long lived assets in the fourth quarter of each year using third quarter data. In addition to the evaluation of goodwill, the Company also evaluates the intangible assets subject to amortization in accordance with paragraph 8 of SFAS 142.  Such evaluation at December 31, 2005 did not result in an impairment.  The Company has modified its disclosure in Note (3), “Summary of Significant Accounting Policies, Goodwill and Intangible Assets” on pages F-10 and F-11 of the Registration Statement to clarify that amortizing intangible assets are subject to the annual evaluation.

Note (3) Summary of Significant Accounting Policies — Revenue Recognition, page F-12

43.                                 With reference to SAB Topic 13.A.3, we have the following comment related to your bill and hold revenue recognition policy.

•                          Tell us (i) why the buyer has ordered on a bill and hold basis, (ii) whether the buyer’s business reasons for the bill and hold have introduced a contingency to the buyer’s commitment and (iii) whether your custodial risks are insurable and insured.

•                          Expand your disclosure to clarify whether normal billing and credit terms have been modified for bill and hold transactions.  If so, supplementally address for us how this factor was considered in determining the appropriateness of recognizing revenue prior to delivery.

•                          Expand your disclosure to quantify the amount of bill and hold sales recognized during each period presented.

Response: In response to the Staff’s comment, the Company has revised the discussion on page F-12 of the Registration Statement to clarify the terms of its sales agreements.  The non-residential construction industry is seasonal in most of North America due to historical weather conditions. The Company advises the Staff that the demand for our products is generally higher in the spring and summer than in the winter and late fall.  In certain cases, at a customer’s written request, the Company will enter into bill and hold transactions whereby title transfers to the customer, but the equipment does not ship until a specified later date.  Our customers request these transactions to ensure the availability of materials when a job begins.  Per the written request provided to the Company by customers requesting such transactions, there are no contingency clauses attached, nor does the Company have any reason to expect that a contingency exists when it enters into these types of transactions.  These orders are sold under normal billing and credit terms, which are stated in the customer’s written request.  Provided that the preceding information has been provided by the customer in writing, revenue is recognized once the order is (1) complete and (2) ready for shipment.  Consistent with the customer’s business reason for the transaction, the products are segregated and held at the complete risk of the customer until a specified delivery date.

In some circumstances, a customer may request a bill and hold transaction, but may require that a specific performance obligation be completed sometime after production and prior to delivery.  In these cases, the Company does not recognize any revenue until all required performance obligations have been performed by the Company and the other requirements of SAB Topic 13 for bill and hold transactions have been met.

44.                                 You state that “For transactions where such conditions are not satisfied, revenue is deferred until the terms of acceptance are satisfied.” Please revise your disclosure to provide more information regarding this statement.  Clarify the nature of any terms of acceptance on your sales agreements.  Clarify what you are referring to when you refer to “such conditions.” It is unclear whether this disclosure relates to your bill and hold, your normal product sales transactions, or both.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of the Registration Statement to clarify the terms of its sales agreements.

The Company respectfully refers the Staff to its response to comment #43 above for further clarification regarding the Company’s revenue recognition policies.

Note (3) Summary of Significant Accounting Policies — Customer Rebates, page F-12

45.                                 Please revise your disclosure to clarify what you mean by “The Company records such rebates as a reduction of revenue in the period the related revenues are recognized.” We assume that, as indicated by the guidance in Question 6 of EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), you recognize the rebate obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate.  Please revise to clarify.  If material, please also disclose the amount of your rebate obligation as of each balance sheet date and address the need to identify this estimated obligation within your critical accounting policies.

Response:  In response to the Staff’s comment, the Company has revised page F-12 of the Registration Statement accordingly.

Note (5) Common Shares Subject to Put Option, page F-16

46.                                 We note that the common shares subject to the put option are redeemable by the shareholders at their fair market value.  Since there is no current market for your common shares, clarify herein or in your critical accounting policies how you and your independent appraiser estimated the $3.0 million fair value as of December 31, 2004 and $0 as of December 31, 2005.  Specifically identify the material assumptions and discuss how the uncertainties associated with these assumptions and risk of changes to these assumptions impacted your determination of fair value.

Response:  In response to the Staff’s comment, the Company has attached a detailed analysis of its valuation methodology as Appendix D to this letter. The Company has also provided a reconciliation of the per share redemption value to the $3 million and $0 amounts reflected on the balance sheet which is included on page F-17 of the Registration Statement.

47.                                 We note that as of December 31, 2005 you have valued the Class A common shares subject to put option at zero.  Provide a comprehensive discussion in your critical accounting policies to address each significant factor that contributed to the difference in the fair value of these shares as of December 31, 2005 and the estimated IPO price.

Response:  In response to the Staff’s comment, the Company respectfully refers the Staff to the analysis of its valuation methodology contained in Appendix D to this letter.

48.                                 Clarify the nature of the relationship between the Loans to Shareholders account and the redemption value of your common stock subject to put.  In this regard, it is unclear to us why the $2,963,000 reduction in the redemption value of your common stock subject to put during 2005 was reflected as a $4,730,000 increase in your Class A Common Shares and a $1,767,000 reduction in Loans to Shareholders.  Address also why the expiration of put options impacted your Loans to Shareholders during 2004.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company records the redemption value of outstanding shares subject to put option net of the outstanding amount of shareholder loans, as required by EITF D-98.  A shareholder cannot redeem shares subject to put option without repaying his corresponding loan (if any).  Therefore, when the redemption value changed to an amount that resulted in the net value of the shares to be negative, we classified this net negative value as “Loans to Shareholders,” a reduction of Shareholders’ Deficit.  Accordingly, the change in the Loans to Shareholders is partially due to the change in the redemption value of common shares subject to put.

The expiration of put options during 2004 impacted Loans to Shareholders as the  redemption value was net of the related loan to shareholder, and the two elements are shown gross in the shareholders’ deficit section of the balance sheet.

Note (6) Common Shares — Stock Option Plan, page F-16

49.                                 Clarify whether any options outstanding that, upon exercise, would be settled by issuing common shares subject to redemption.  If so, confirm supplementally and revise your disclosures to clarify that such options are accounted for as a liability in accordance with paragraph 32 of SFAS 123R.

Response:  In response to the Staff’s comment, the Company advises the Staff that the Company has options outstanding that, upon exercise, would be settled by issuing common shares subject to redemption.  However, the Company does not believe such amounts to be liabilities under paragraph 32 of SFAS 123R.  Paragraph 32 states, “Options or similar instruments on shares shall be classified as liabilities if (a) the underlying shares are classified as liabilities or (b) the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets.”  The underlying common shares are classified as temporary equity in accordance with EITF D-98 and are not considered liabilities.  In addition, the Company cannot be required under any circumstances to settle the options for cash.

Note (6) Common Shares — Treasury Shares and Loans to Shareholders, page F-17

50.                                 You disclose that during 2005 a former employee paid off his loan from the Company.  Based on your statement of cash flows, it is unclear whether this was a cash transaction.  Please revise your disclosures to clarify.

Response:  In response to the Staff’s comment, the Company has revised page F-18 of the Registration Statement accordingly.

Note (9) Segment Reporting, page F-22

51.                                 We note that your product sales segment is your most significant segment.  Given your business section discussion of the “regionally-focused structure” for your “broad product offering”, tell us whether you have aggregated any operating segments, as defined by paragraph 10 of SFAS 131, into your product sales reportable segment.  If so, please demonstrate for us how you have met the aggregation criteria set forth in paragraph 17 of SFAS 131.  Ensure that you address the sales and gross profit for the last five years for any operating segments that have been aggregated and address any discrepancies in the trends they depict.  Please provide us with a representative copy of the discrete financial information that is regularly reviewed by your CODM to make decisions about resources to be allocated and assess performance.

Response:  In response to the Staff’s comment, the Company advises the Staff that it aggregates two of the operating segments as defined by paragraph 10 of SFAS 131.  The Company has determined its operating segments to be Product sales, Rental revenue, Engineering revenue and Used rental equipment sales. The Company aggregates the Product sales and Engineering revenue based on the criteria in paragraphs 17 and 18 of SFAS 131. The Company’s engineering revenue is derived from customer requests to engineer products for specific construction products, which are then manufactured by the Company for the customer and sold to them as a new product. Not all projects require engineering and standard products are generally sold. Engineering revenue for the Company is considerably less than the thresholds applied from paragraph 18 as they are currently, and historically, less than 0.5% of consolidated revenue.  While the Company does have a regionally focused operating model as discussed on page 47 of the Registration Statement, discrete financial information is not maintained regionally. Additionally, the Company has broad product offerings included within the product sales segment as detailed beginning on page 50 of the Registration Statement.  Further,  operating results by product are not regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Attached to this letter as Appendix E, please find a representative copy of the discrete financial information that is regularly provided to and reviewed by the Company’s chief operating decision maker.

52.                                 We note that you have presented Rental cost of sales and Used equipment cost of sales.  We also note that Rental cost of sales includes depreciation.  As such, we do not understand why it is not practicable to allocate the depreciation expense between the rental and used rental equipment segments.  Please advise and revise your disclosures to clarify.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Registration Statement.  The Company advises the Staff that the underlying assets of both the Rental cost of sales and the Used equipment cost of sales consists of a pool of similarly based assets. The assets rented by the Rental segment consists of the same assets that are sold by the Used equipment segment. Rental revenue of an asset occurs over a period of time and depreciation expense is recorded on the asset for the same period of time. Used rental equipment sales occur at a single point in time and the only cost of sales associated with that transaction is the net book value of the rental equipment sold.

Note (15) Restatement of Previously Issued Financial Statements, page F-26

53.                                 Please expand your disclosure to more fully explain the nature of the adjustments that were necessary due to the put options as set forth in the Management’s Stockholders’ Agreement.  Fully discuss the nature of the Loans to shareholders and why adjustments to this line item were necessary.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Registration Statement.

54.                                 Please expand your disclosure to better explain the terms of the purchase agreements for rental equipment that led to the conclusion that these purchase agreements should be recorded as capital leases.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-28 of the Registration Statement.

Condensed Consolidated Financial Statements for the six months ended June 30, 2006

General

55.                                 To the extent applicable, address the above comments as they relate to these interim financial statements.

Response: In response to the Staff’s comment, the Company has incorporated the above comments into its interim financial statements included in the Registration Statement as of and for the three and nine months ended September 29, 2006.

Note (2) Accounting Policies (c) Rental Equipment, page F-33

56.                                 Expand your disclosure to identify the nature of the “certain families of rental equipment” and why it was necessary to change the estimate of depreciable lives.  Specifically address the facts and circumstances that led to the significant change of 3 years to 15 years.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-34 of the Registration Statement.  With the Company’s acquisition of Safway in 2003, the Company acquired certain families of clamping style forming systems. The Company used an estimated useful life of three years based primarily on the risk of realizable value of this equipment rather than a concern over the physical usefulness. At that time, the Company was unsure whether the then current market growth of clamping style forming systems would be temporary or permanent and whether the Sales of Used Rental Equipment would achieve the same resale value as the Company had experienced with its existing equipment. With two-and-a-half years of additional data, the Company has learned that demand for the clamping style forming systems continues to grow and these systems also hold their resale values similar to the pre-existing families of equipment that are being depreciated over 15 years.

The basic raw material components of the equipment are steel and aluminum, which are comprised of metals manufactured to sustain significant pounds of pressure related to the process wherein concrete is poured against the products. Steel and aluminum components can last over 15 years and the Company has determined that product exists today that were manufactured over 15 years ago.

(4) Stock-Based Compensation Plans, page F-35

57.                                 We note you granted 464,157 restricted Class A common shares to certain executives on June 30, 2006 and that your estimated fair value of these shares was $1.50 per share.  Expand your disclosures to address how you determined the fair value of these shares to be $1.50.  Please address the reasonableness of this fair value in light of your estimated IPO price.

Response:  In response to the Staff’s comment, the Company respectfully refers the Staff to  its valuation methodology contained in Appendix D to this letter.

58.                                 Notwithstanding the above comment, given the $1.50 fair value of the restricted Class A common shares, tell us why the 693,724 Class A common shares subject to put outstanding as of June 30, 2006 have not been recorded at this per share value amount rather than zero.  Refer to paragraph 31 of SFAS 123R.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-38 and page F-39 of the Registration Statement.

The 693,724 Class A common shares subject to put option as of September 29, 2006 have been recorded at a fair value of $1.50 per share and reported outside of permanent equity in accordance with ASR No. 268. However, the amount reported on the Condensed Consolidated Balance Sheet as of September 29, 2006 is net of related shareholder loans.

Form 10-K for the year ended December, 31 2005

Note (3) Summary of Significant Accounting Policies — Goodwill and Intangibles

59.                                 We note your disclosure regarding your annual assessment of goodwill recovery.  You indicate that your financial performance has gradually deteriorated over several years due to a general decline in non-residential construction activity and rising costs such as steel and fuel.  You also indicate that the company has been unable to consistently sustain positive cash flow and its future ability to do so is uncertain.  As a result of these facts, you recorded an estimated impairment charge of $64 million to reduce the carrying value of goodwill to its estimated implied fair value.  We have the following comments regarding this impairment charge.

•                                          We are concerned that investors may have been surprised by this charge, which significantly increased your stockholders’ deficit and was 97% of fiscal year 2005 operating loss.  Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge.  See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4.  Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off.  This includes an obligation to provide information regarding the magnitude of exposure to loss.”

•                                          In reading your prior disclosures, there does not appear to be any disclosure regarding the implications of adverse events and/or underperformance in your Product Sales or Rental Revenue and Sales of used Rental Equipment (Rental) segments.  In fact, your disclosures regarding Product Sales which, in part stated that, “The decrease in product sales was due to a decrease in unit volume due to unusually strong demand in the first half of 2004 due to customers buying ahead of our sales price increases and concerns over availability of steel-based products.  Sales in the first nine months of 2005 also suffered lower demand in our markets from adverse winter weather in the first half and hurricanes Katrina and Rita in the third quarter.  We also believe certain of our customers curtailed purchases in the first nine months of 2005 in expectation of lower steel prices later in the year.  Price increases implemented throughout 2004 helped to offset most of the volume decline” seem to indicate to investors that your decrease in Product Sales was a temporary trend.  This disclosure may indicate to an investor that management had no uncertainties with regard to the recoverability of Product Sales long-lived assets, particularly goodwill.

•                                          Finally, your Critical Accounting Policies and Estimates in your Form 10-Q for the quarter ended September 30, 2005 contains the following boilerplate type disclosure: “On an on-going basis, we evaluate our estimates, including those related to...long-lived assets...and litigation.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  There have been no material changes in our policies or estimates since December 31, 2004.”  We note that you did not provide any disclosure regarding whether the fair values of your long-lived assets were declining and/or whether fair values were sufficiently close to carrying value to warrant concern regarding potential future impairment.  The lack of this disclosure may indicate to an investor that the estimated fair value of the reporting unit exceeded the carrying value in a sufficient amount that goodwill impairment was not reasonably possible.

Response:  In response to the Staff’s comment, the Company respectfully submits that, while the effect of the goodwill impairment was significant to our operating results, the nature of the goodwill evaluation process results in the identification of potential impairment at a point in time. While the Company did believe, as the Staff notes, that the decline in the Product Sales segment during 2005 was temporary, the application of SFAS 142 is an assessment as of one point in time.  We believe that the rebound of the Product Sales segment in 2006 is further evidence to the temporary decline in 2005.

As noted in the response to Comment #41, the excess of fair value over the carrying value of goodwill was $65 million as of October 1, 2004.  Although results of operations subsequent to that assessment had been declining, the degree of decline did not cause the Company  to believe that an impairment had occurred prior to September 30, 2005.  Once impairment was identified, the process to evaluate and quantify the impairment occurred and it was at this point where management could then reliably estimate future potential impact and assess the importance to investors.

60.                                 Please clarify for us why there was no specific, prior disclosure regarding a material uncertainty over the recoverability of the Product Sales and Rental goodwill asset.  Describe the specific factors considered by management at September 30, 2005 in assessing the likelihood of future goodwill impairment.

Response:  In response to the Staff’s comment, the Company respectfully refers the Staff to its response to comment #59 above for further clarification regarding the Company’s assessment of goodwill  policies.

Recent Sales of Unregistered Securities, page II-2

61.                                 For each transaction, state the aggregate amount of consideration received by the company.  See Item 701(c) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page II-2 and page II-3 of the Registration Statement.

******************************************

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-1284 or my colleague, Michael Altschuler, at 212-906-1729 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Kirk A. Davenport II
of Latham & Watkins LLP

APPENDIX A

FORM OF LEGAL OPINION

[Attached]

[FORM OF OPINION]

November     , 2006

Dayton Superior Corporation

7777 Washington Village Drive

Dayton, Ohio 45450

Re:                               Registration Statement No. 333-137785;             shares of Common Stock, without par value

Ladies and Gentlemen:

We have acted as special counsel to Dayton Superior Corporation, a Delaware corporation (the “Company”), in connection with the proposed issuance of up to               shares of common stock, without par value per share (the “Shares”), pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Act”), filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2006 (File No. 333-137785) (so filed and as amended, the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the Prospectus contained within the Registration Statement, other than as to the validity of the Shares.

As such counsel, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter.  With your consent, we have relied upon the foregoing and upon certificates and other assurances of officers of the Company and others as to factual matters without having independently verified such factual matters.

We are opining herein only as to General Corporation Law of the State of Delaware and we express no opinion with respect to any other laws.

Subject to the foregoing, it is our opinion that, as of the date hereof, when certificates representing the Shares in the form of the specimen certificate examined by us have been manually signed by an authorized officer of the transfer agent and registrar therefor, and have been delivered to and paid for by the underwriters in the circumstances contemplated by the form of underwriting agreement filed as an exhibit to the Registration Statement, the issuance and sale of the Shares will have been duly authorized by all necessary corporate action of the Company, and the Shares will be validly issued, fully paid and nonassessable.

This opinion is for your benefit in connection with the Registration Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of federal securities laws.  We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm in the Prospectus under the heading “Legal Matters.”  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

APPENDIX B

INSIDE COVER GRAPHICS

[Attached]

APPENDIX C

UNDERLYING BASIS FOR MANAGEMENT’S ESTIMATES AND ASSERTIONS

[Attached]

Appendix C to
Dayton Superior Corporation
Letter dated November 14, 2006

This Appendix presents the underlying basis for the estimates and assertions in the Company’s Registration Statement on Form S-1, as amended on November 14, 2006 (the “Registration Statement”), with respect to the Company’s competitive position within the Company’s industry.  The Appendix also presents information concerning the origin and availability of the studies and reports cited by the Company in the Registration Statement.

Exhibit A* attached hereto presents the basis for management’s estimate at page 46 of the Registration Statement that the Company is the market’s leading provider of specialized products consumed in non-residential, concrete construction.  Exhibit A, from reports prepared by Dun & Bradstreet (available online at www.dnb.com), presents annual sales figures of the Company’s major competitors, including W.G. Block Co., VIMCO Inc. and Wady Industries, Inc.  The annual sales figures demonstrate that the Company’s annual sales exceed the annual sales of each of its primary competitors, thereby supporting the assertion that the Company is a market leader in the industry.

Also attached as Exhibit B* is a statement from the annual report for the year ended December 31, 2005 on Form 10-K of MMI Products, Inc., a primary competitor of the Company, that the Company is “ … the leading full line national participant in the concrete accessories industry … .”

Exhibit C* attached hereto presents the basis for management’s estimate at page 46 of the Registration Statement that the Company is the largest concrete forming and shoring rental company serving the domestic, non-residential construction market.  Exhibit C includes information available on a competitor’s website and reports prepared by Dun & Bradstreet.  It presents the annual sales figures of the Company’s major competitors, including Universal Form Clamp Co., EFCO Corp. and Wall-Ties & Forms, Inc.  These figures demonstrate that the Company’s sales figures are greater than any individual competitor in this particular industry.

The company has not funded any studies or reports cited in the Business section of the Registration Statement, nor is it an affiliate of any of the organizations that sponsored and prepared such studies and/or reports.

*                                         Referenced Exhibits provided to the Commission in hardcopy form.

APPENDIX D

ANALYSIS OF VALUATION METHODOLOGY

[Attached]

Appendix D to
Dayton Superior Corporation
Letter dated November 14, 2006

Introduction

This Appendix discusses the methodology employed by the Company in valuing for accounting purposes (i) the unvested shares awarded on June 30, 2006 and the stock options granted on September 29, 2006; and (ii) shares subject to put option at December 31, 2004 and December 31, 2005.

Unvested Shares and Stock Option Grants

The fair value and exercise price for the award of unvested shares and option grants on June 30, 2006 and September 29, 2006, respectively, were determined by the Company after careful consideration of a number of factors deemed relevant and appropriate and discussed in this Appendix.  Although the Company expects that the midpoint range of its initial public offering price per share will exceed the per share value of the unvested shares and stock option grants that are the subject of this Appendix, the Company believes that the compensation charges and other required accounting adjustments reflected in its financial statements for the above referenced stock awards and options accurately reflect the fair value of the Company at their dates of award or grant.  SFAS 123R defines fair value as:

“…the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”

While the Company recognizes that SFAS 123R amends SFAS 123 and APB 25, the remainder of paragraph 9 of SFAS 123’s definition of fair value is still relevant and states:

“Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measurement, if available.  If quoted market prices are not available, the estimate of fair value is based on the best information available in the circumstances….”

The Company considered this guidance in reaching the conclusions discussed in this Appendix.

Shares Subject to Put Option

Shares subject to put option have been granted to members of the Company’s management who are party to the Management Stockholder’s Agreement (Exhibit 10.6 to the Registration Statement; the “MSA”).  Pursuant to the terms of the MSA, these shareholders are entitled to sell, and the Company is obligated to purchase, their shares upon the termination of such shareholder’s employment with the Company.  The MSA specifies that the redemption value of these shares is equal to “Fair Market Value.”  “Fair Market Value” is a defined term under the MSA and is determined by reference to the annual appraisal mandated by the MSA.  In cases where the termination of a management employee occurs in January through June of a given year, the MSA requires the Company to redeem the terminated employee’s shares subject to put option at a price equal to the most recently completed annual fair value determination.  In cases where the termination of a management employee by the Company occurs in July through December of a given year, the redemption value of the terminated employee’s shares subject to put option is prorated (based on the date of termination) between the appraised value at the beginning of the year and the appraised value at the end of the year.

Since the MSA dictates the redemption value of an employee’s shares subject to put option, the Company typically records the redemption value of outstanding shares subject to put option as “Fair Market Value” (as defined in the MSA) less the outstanding amount of shareholder loans as required by EITF D-98.  A shareholder cannot redeem shares subject to put option without repaying his corresponding loan (if any).

Annual Appraisal and the Management Stockholder’s Agreement

Pursuant to the terms of the MSA, the Company is required to obtain an independent appraisal of its common stock within 90 days of the end of each fiscal year in order for the Company to determine the fair value of its common stock.  These appraisals are based on the results of the most recently completed fiscal year and also consider the Company’s future operating and financial condition.  In conjunction with equity-based transactions, including issuances, redemptions, option grants, and exercises of option grants, the Company has historically valued its common stock for accounting purposes based upon the fair market value determined in conjunction with this mandated annual appraisal.  The Company has not obtained interim appraisals as such appraisals are not required by the terms of the MSA.

December 31, 2004 Appraisal

In the first quarter of 2005, Valuation Research Corporation (“VRC”), the Company’s independent appraiser since 2000, conducted an appraisal as of December 31, 2004 and valued the Company’s common stock at $22.35 per share.  After consulting with VRC and reviewing their report, the Company determined that the fair value of its common stock as of December 31, 2004 was $22.35 per share and recorded the redemption value of the shares subject to put option equal to that value less the amount of shareholder loans outstanding as of December 31, 2004.

December 31, 2005 Appraisal

The most recent appraisal was performed by VRC in the first quarter of 2006 and actually resulted in a negative value for the Company’s stockholders’ equity as the Company had been unable to consistently sustain positive cash flows from non-financing activities for several years and its future ability to do so had become uncertain.  In addition, the Company had recorded an impairment charge of $64.0 million in the fourth quarter of 2005 to reduce the carrying value of goodwill to its estimated implied fair value.

2

Nevertheless, recognizing the volatility associated with the possibility that the Company might become valuable in the future, VRC valued the Company’s common stock at $1.50 per share as of December 31, 2005.  After consulting with VRC and reviewing their report, the Company determined that the fair value of its common stock was $1.50 per share.  Based on this valuation, net of the outstanding amounts of shareholder loans, the Company recorded the redemption value of the shares subject to put option at zero.

In certain prior years, VRC had utilized a discounted cash flow (“DCF”) analysis as well as a market multiple method of valuation (“MMV”) for purposes of its annual appraisal.  However, in the two most recent annual appraisals, VRC only utilized an MMV approach because VRC deemed a DCF analysis unreliable since the cyclical and seasonal nature of the Company’s business makes it extremely difficult to forecast cash flows reliably over an extended period of time.  In addition, there were no quoted market prices in active markets for the Company’s common stock and there were no arms-length cash transactions with unrelated parties during the applicable period.

Unvested Shares Awarded on June 30, 2006

On June 30, 2006, the Company awarded 464,157 unvested shares of stock to three of its executive officers.  The Company valued the unvested shares awarded on June 30, 2006 at $1.50 per share based on the best information available under the circumstances at that time.  The Company considered the following factors in its assessment:

•                  The VRC appraisal, and the Company’s determination of fair value, of $1.50 per share at December 31, 2005;

•                  The Company’s need for additional operating liquidity and the impending maturity of the Company’s long-term debt;

•                  The lack of liquidity for the Company’s capital stock as a private company;

•                  The Company’s history of net losses and additional net losses in the six months ended June 30, 2006;

•                  The goodwill impairment charge discussed above;

•                  The Company had experienced a shortfall to budgeted adjusted EBITDA in 2005 of $26 million or 42%, most of the shortfall having occurred in the second half of the year;

•                  Although the Company had posted improved operating results during the first six months of 2006, the Company had experienced similar periods of promising growth, only to have a subsequent quarter fail to meet expectations; and

•                  Weather conditions during the first half of 2006 were more favorable than normal.

In addition, when these unvested shares were awarded, none of the Company’s management, its board of directors or its majority shareholder had engaged in any significant activities in contemplation of a potential initial public offering.  Such activities began on August 14, 2006 when the Company met with potential underwriters regarding the execution of an initial public offering.

3

In accordance with SFAS 123R, the Company recorded no compensation expense for the three and six months ended June 30, 2006 for these unvested shares as the awards contained both performance and service conditions precedent that had not yet been met.

September 29, 2006 Option Grants

In connection with the execution of a consulting agreement, on September 29, 2006, the Company granted a former director and executive officer options to purchase 37,054 shares of common stock at an exercise price of $27.00 a share.  For the reasons explained below, the Company concluded that a valuation of $1.50 per share was not an appropriate assessment of the value of the underlying stock at the date of grant.

By September 29, 2006, the Company had experienced continued improved operating results in July and August 2006 and it became apparent the Company would also post three consecutive quarters of operating improvement for the first time since at least 2002.  In fact, by the time of the September 29, 2006 option grant, the Company was able to conclude, subject to closing adjustments, that it had experienced record sales for the quarter ended September 29, 2006.  This improved operating performance was coupled with sustained improvement in the non-residential construction market.

With the Company on improved financial ground, the Company’s majority shareholder had begun to seriously consider a potential sale of all or part of its investment in the Company.  As noted above, the Company did not begin to actively prepare for an initial public offering until after August 14, 2006.  Between August 14 and August 22, 2006, the Company received presentations from three investment banks, each of whom was engaged in discussions with the Company regarding possible retention as the lead underwriter for this offering, summarizing their respective views on the viability and valuation of an initial public offering.  While the Company prepared to close its third quarter, it continued to consult with these investment banks as it considered the feasibility of an initial public offering.

The Company selected a multiple of 9.82x trailing twelve-month adjusted EBITDA at September 29, 2006 to value the common stock underlying the stock options granted on September 29, 2006 at $24.50 per share based on the best information available under the circumstances at that time.  This multiple reflects the midpoint of the range of multiples that our lead underwriter expects to apply in determining a proposed range of prices per share in this offering.  The Company considered the following factors in making its assessment:

•                  Consultations with the investment banks and their views on the viability and valuation of an initial public offering;

•                  The increased likelihood of achieving sustainable profitability in the near term;

•                  The continued improvement of the non-residential construction industry;

•                  The decrease in the illiquidity attributable to the increasing probability of an  initial public offering in the fourth quarter of 2006 or the first half of 2007;

•                  Strong operating results in the third quarter of 2006 and continuing confidence in the prospects for the full year 2006; and

•                  A strong forecast for 2007.

4

As a result of these considerations, the Company recorded compensation expense of $510,000 in the quarter ended September 29, 2006 as a result of the options granted pursuant to the consulting agreement on September 29, 2006.

5

APPENDIX E

REPRESENTATIVE COPY OF FINANCIAL INFORMATION

[Attached]

	DSC Business Dashboard September 2006
	(000s)	Month	Budget	2005	Vs. Budget	Vs. 05	YTD	Budget	2005	Vs. Budget	Vs. 05
Sales	Product	$38,783	$38,783	$34,290	$0	$4,493	$290,927	$283,721	$261,291	$7,206	$29,636
	Used	3,015	1,755	1,326	1,259	1,689	18,224	12,991	11,953	5,232	6,271
	Rental	5,991	5,742	4,935	249	1,056	42,017	39,041	33,839	2,976	8,178
	Engineering	216	252	201	(36)	15	1,691	1,776	1,543	(85)	148
	Freight	$1,350	1,266	1,245	84	105	10,326	9,241	8,931	1,085	1,395
	Total	49,355	$47,799	$41,997	$1,556	$7,358	$363,186	$346,770	$317,557	$16,416	$45,629

Cost		$34,413	34,378	32,255	(35)	(2,158)	258,755	253,884	239,607	(4,872)	(19,148)
	%	69.7%	71.9%	76.8%	2.2%	7.1%	71.2%	73.2%	75.5%	2.0%	4.2%

Gr Mgn		$14,943	13,421	9,742	1,521	5,201	104,430	92,886	77,950	11,544	26,481
	%	30.3%	28.1%	23.2%	2.2%	7.1%	28.8%	26.8%	24.5%	2.0%	4.2%

SG&A		$10,088	8,665	8,569	(1,423)	(1,519)	75,613	68,322	68,993	(7,291)	(6,620)
	%	20.4%	18.1%	20.4%	-2.3%	0.0%	20.8%	19.7%	21.7%	-1.1%	0.9%

EBITA		$4,854	4,756	1,173	98	3,681	28,817	24,565	8,956	4,252	19,861
	%	9.8%	10.0%	2.8%	-0.1%	7.0%	7.9%	7.1%	2.8%	0.9%	5.1%

EBITDA		$7,585	7,602	4,088	(17)	3,497	48,894	46,941	31,707	1,953	17,187
	%	15.4%	15.9%	9.7%	-0.5%	5.6%	13.5%	13.5%	10.0%	-0.1%	3.5%

Net Inventory		$65,823	58,608	64,435	(7,215)	(1,388)	65,820	58,608	64,435	(7,212)	(1,385)
	Days	90.1	72.3	91.9	(17.8)	1.8	90.1	72.3	91.9	(17.8)	1.8

Net Receivables		$81,498	78,215	73,188	(3,283)	(8,310)	81,498	78,215	73,188	(3,283)	(8,310)
	Days	55.6	58.0	57.7	2.4	2.1	55.6	58.0	57.7	2.4	2.1

Payables		$27,617	25,222	21,003	2,395	6,614	27,617	25,222	21,003	2,395	6,614

On rent @ List		$357,739	321,424	283,608	36,316	74,131

NBV		$65,820	63,029	69,959	(2,791)	4,139	65,820	63,029	69,959	(2,791)	4,139
	% return (annualized)	94.7%	94.8%	73.4%	0%	21%	85.1%	82.6%	64.5%	3%	21%

Operations:
Earned Hours		130,793	121,330	116,602	9,463	14,191	997,422	963,032	953,368	34,391	44,054
Mfg spending		$7,797	7,763	7,992	(33)	195	61,586	61,733	62,879	147	1,292
Absorption		$(7,088)	(6,918)	(6,567)	170	521	(55,130)	(54,995)	(50,621)	135	4,509
Unabsorbed		$709	845	1,425	137	716	6,456	6,739	12,258	282	5,801

Distribution:
Lines ordered		35,286	33,712	33,712	1,574	1,574	276,720	247,087	247,087	29,633	29,633
Lines shipped		39,034	36,121	33,514	2,913	5,520	291,325	268,209	241,890	23,116	49,435
# Orders Shipped		12,850
% shipped complete		74%
Lines on B/O		1,293		1,344		(51)

Freight	inbound	$(887)	N/A	(789)	N/A	$(98)	$(5,877)	N/A	(5,259)	N/A	$(618)

	outbound	$(2,826)	(3,059)	(2,885)	232	59	(22,751)	(22,389)	(20,144)	$(362)	$(2,607)
	interplant	(1,061)	(1,190)	(955)	129	(106)	(8,394)	(8,670)	(8,060)	276	(334)
	invoiced	1,350	1,266	1,245	84	105	10,326	9,241	8,931	1,085	1,395
	net cost	$(2,537)	$(2,983)	$(2,595)	$446	$58	$(20,819)	$(21,818)	$(19,273)	$999	$(1,546)

Traditional Capex spend		$(1,184)	(1,087)	(678)	(97)	(506)	(7,282)	(9,002)	(4,187)	1,720	(3,095)
Rental Capex Spend		$(3,263)	(1,062)	(2,570)	(2,201)	(693)	(15,998)	(15,134)	(20,814)	(864)	4,816

Revolver		$79,250	72,521	69,725	(6,729)	(9,525)	79,250	72,521	69,725	(6,729)	(9,525)

Headcount	Hourly	974					974
	Salaried	637					637
	Foreign	177					177
	Temps	252					252
	Total	2,040					2,040
	Total w/o temps	1,788					1,788